Filed by Webster Financial Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed to be filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Webster Financial Corporation

Commission File No.: 001-31486

Date: February 4, 2026

The following communications were made by Webster Financial Corporation (“Webster”) on February 4, 2026 in connection with the proposed acquisition of Webster by Banco Santander, S.A.

Social Media Communications

The following post was made by Webster on LinkedIn.

Webster Financial Corp. enters into merger agreement with Santander.

Together, the combined company will have a broader banking center and service footprint and enhanced product offerings across consumer, commercial and healthcare financial services. Importantly, we will continue to have local relationship-based service, supported by the scale and stability of one of the world’s largest banking groups.

Please refer to our press release for important information about the transaction: https://lnkd.in/ecgSCGhH

The above post made by Webster was reposted on LinkedIn by the Chief Executive Officer of Webster with the following message.

Webster’s priority has always been to deliver leading financial solutions to businesses, individuals and families.

This is a pivotal moment for our business, and it is a testament to the strength of our people, our best-in-class client service and long-standing commitment to our communities. We will bring together our complementary strengths and a shared commitment to excellence. As a larger organization, we will also unlock greater scale, broader capabilities and new opportunities for growth, while remaining deeply focused on the people who define our success.

Thank you to the entire Webster team for your commitment to our business and clients, which has made this milestone possible and will drive our ongoing success. We look forward to joining the Santander team and enhancing our ability to support our clients and communities.

The above post made by Webster was reposted on LinkedIn by the President and Chief Operating Officer of Webster with the following message.

Our agreement to merge with Santander will create a stronger, more capable financial partner for our clients and communities.

Webster Bank will play a significant role in the combined entity, and we are confident that this transaction will bring many opportunities for growth and enable us to better serve those who rely on us.

The following is a post published on X by Webster under the account @WebsterBank.

We’re excited to share that Webster has reached an agreement to be acquired by @bancosantander, creating a top 10 retail and commercial bank in the US! As a larger organization, we will unlock greater scale, broader capabilities and new opportunities for growth. https://investors.websterbank.com/News--Events/news-releases/news-details/2026/Webster-Financial-Corporation-Enters-Into-Merger-Agreement-With-Banco-Santander-S-A--for-12-3-Billion/default.aspx

Memo to All Employees

The following memo was sent by the Chief Human Resources Officer of Webster to all employees.

Good morning Colleagues,

Following our announcement yesterday, we recognize there are questions about what this means for you. We’re committed to approaching this process with thoughtfulness, transparency and deep respect for the experience and contributions that each of you bring to Webster.

Luis will lead integration planning with Santander on how best to bring our two companies together. We’ll share more information as appropriate. For now, we’ve outlined answers to several common questions that can be found on the Vault.

Thank you again for your dedication, professionalism and support. Our clients and colleagues remain our priority as we prepare to move through this transition. We ask for your continued focus on execution and engagement with our clients and communities we serve.

Employee FAQs

The following Q&A was sent by Webster to all employees

FAQs

What changes now?

Between now and when the transaction closes, Webster and Santander will continue to operate as separate, independent companies.

When will the transaction close?

The transaction is expected to close by the second half of 2026, subject to customary closing conditions, including regulatory approvals and the receipt of Webster and Santander shareholder approvals.

What does this mean for Webster colleagues?

Right now, your role, responsibilities and goals will largely remain the same. Over the coming months, we will begin integration planning with Santander. Please speak with your manager if you have specific questions about your ongoing responsibilities. We’re committed to keeping you informed as we move through the process.

Will goals and priorities change? Are we continuing with current projects?

You should continue to focus on your goals, projects and priorities. Your day to responsibilities will remain the same. Management will be reviewing and monitoring ongoing projects and notifying you of any changes.

Will there be changes to roles, titles, or reporting structures at this time?

Your role, title, and reporting structure will remain the same during this time, as appropriate.

What does this mean for compensation and benefits programs?

Our compensation and benefits programs, including merit increases and bonuses, will continue as planned.

Are there any changes to accrued PTO, planned leave of absence or other accommodations?

All accrued time remains intact and any existing planned leave of absence or accommodation remains in effect.

Are performance reviews still happening as planned?

Yes. Performance review cycles, timelines and processes are unchanged at this time.

Can colleagues still be promoted or move internally?

In coordination with Santander promotions and internal transfers will continue, as appropriate.

Are we still hiring and filling open roles?

We are continuing to hire based on business needs. Any changes to open roles will be communicated directly to hiring managers. If you have any questions, please reach out to your manager.

Will work location, remote work or hybrid policies change?

There are no immediate changes. Any future policy alignment would be communicated in advance.

Can I purchase or sell Webster shares?

After Monday, February 9, 2026, decisions to buy or sell stock up to the closing of the transaction are subject to our usual policies regarding purchases and sales of company stock.

What should I tell clients, vendors and other stakeholders about the transaction?

Please advise them that there are no changes to how we work with our clients and stakeholders between now and close. We’re committed to keeping them informed of any important changes as we move through the process.

Who should I speak to if I have more questions?

•	Our goal is to be as transparent as possible and keep you updated when there is information to share. In the meantime, if you have questions, please reach out to your manager or EMC member.

•	We encourage you to send HR specific questions through Workday case management.

NO OFFER OR SOLICITATION

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”). No investment activity should be undertaken on the basis of the information contained in this communication. By making this communication available, no advice or recommendation is being given to buy, sell or otherwise deal in any securities or investments whatsoever.

FORWARD-LOOKING STATEMENTS

This communication contains statements that constitute “forward-looking statements” within the meaning of, and subject to the protections of, Section 27A of the Securities Act, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as “achieve,” “anticipate,” “assume,” “believe,” “could,” “deliver,” “drive,” “enhance,” “estimate,” “expect,” “focus,” “future,” “goal,” “grow,” “guidance,” “intend,” “may,” “might,” “plan,” “position,” “potential,” “predict,” “project,” “opportunity,” “outlook,” “should,” “strategy,” “target,” “trajectory,” “trend,” “will,” “would,” and other similar words and expressions or the negative of such terms or other comparable terminology. Forward-looking statements include, but are not limited to, statements about business strategy, goals and objectives, projected financial and operating results, including outlook for future growth, and future share dividends, share repurchases and other uses of capital. These statements are not historical facts, but instead represent our beliefs regarding future events, many of which, by their nature, are inherently uncertain and outside of our control. As forward-looking statements involve significant risks and uncertainties, readers are cautioned not to place undue reliance on such statements.

Webster Financial Corporation’s (“Webster”) and Banco Santander, S.A.’s (“Banco Santander”) actual results, financial condition and achievements may differ materially from those indicated in these forward-looking statements. Important factors that could cause Webster’s and Banco Santander’s actual results, financial condition and achievements to differ materially from those indicated in such forward-looking statements include, in addition to those set forth in Webster’s and Banco Santander’s filings with the U.S. Securities and Exchange Commission (the “SEC”): (1) the risk that the cost savings, synergies and other benefits from the acquisition of Webster by Banco Santander (the “Transaction”) may not be fully realized or may take longer than anticipated to be realized, including as a result of changes in, or problems arising from, general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which Webster and Banco Santander operate; (2) the failure of the closing conditions in the Transaction agreement by and among Webster, Banco Santander and a wholly owned subsidiary of Webster providing for the Transaction to be satisfied, or any unexpected delay in closing the Transaction or the occurrence of any event, change or other circumstances that could delay the Transaction or could give rise to the termination of the Transaction agreement; (3) the outcome of any legal or regulatory proceedings or governmental inquiries or investigations that may be currently pending or later instituted against Webster, Banco Santander or the combined company; (4) the possibility that the Transaction does not close when expected or at all because required regulatory, stockholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed Transaction); (5) disruption to the parties’ businesses as a result of the announcement and pendency of the Transaction; (6) the costs associated with the anticipated length of time of the pendency of the Transaction, including the restrictions contained in the definitive Transaction agreement on the ability of Webster to operate its business outside the ordinary course during the pendency of the Transaction; (7) risks related to management and oversight of the expanded business and operations of the combined company following the closing of the proposed Transaction; (8) the risk that the integration of Webster’s operations with Banco Santander’s will be materially delayed or will be more costly or difficult than expected or that the parties are otherwise unable to successfully integrate each party’s businesses into the other’s businesses; (9) the possibility that the Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (10) reputational risk and potential adverse reactions of Webster’s or Banco Santander’s customers, employees, vendors, contractors or other business partners, including those resulting from the announcement or completion of the Transaction; (11) the dilution caused by Banco Santander’s issuance of additional ordinary shares and corresponding American depositary shares, each representing the right to receive one of its ordinary shares (“ADSs”) in connection with the Transaction; (12) the possibility that any announcements relating to the Transaction could have adverse effects on the market price of Webster’s common stock and Banco Santander’s ordinary shares and ADSs; (13) a material adverse change in the condition of Webster or Banco Santander; (14) the extent to which Webster’s or Banco Santander’s businesses perform consistent with management’s expectations; (15) Webster’s and Banco Santander’s ability to take advantage of growth opportunities and implement targeted initiatives in the timeframe and on the terms currently expected; (16) the inability to sustain revenue and earnings growth; (17) the execution and efficacy of recent strategic investments; (18) the impact of macroeconomic factors, such as changes in general economic conditions and monetary and fiscal policy, particularly on interest rates; (19) changes in customer behavior; (20) unfavorable developments concerning credit quality; (21) declines in the businesses or industries of Webster’s or Banco Santander’s customers; (22) the possibility that the combined company is subject to additional regulatory requirements as a result of the proposed Transaction of expansion of the combined company’s business operations following the proposed Transaction; (23) general competitive, political and market conditions and other factors that may affect future returns of Webster and Banco Santander including changes in asset quality and credit risk; (24) security risks, including cybersecurity and data privacy risks, and capital markets; (25) inflation; (26) the impact, extent and timing of technological changes; (27) capital management activities; (28) competitive product and pricing pressures; (29) the outcomes of legal and regulatory proceedings and related financial services industry matters; and (30) compliance with regulatory requirements. Any forward-looking statement made in this communication is based solely on information currently available to us and speaks only as of the date on which it is made.

Webster and Banco Santander undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise, except to the extent required by law. These and other important factors, including those discussed under “Risk Factors” in Webster’s Annual Report on Form 10-K for the year ended December 31, 2024 (available at: https://www.sec.gov/ix?doc=/Archives/edgar/data/0000801337/000080133725000004/wbs-20241231.htm) and in Banco Santander’s Annual Report on Form 20-F for the year ended December 31, 2024 (available at: https://www.sec.gov/ix?doc=/Archives/edgar/data/0000891478/000089147825000054/san-20241231.htm), as well as Webster’s and Banco Santander’s subsequent filings with the SEC, may cause actual results, performance or achievements to differ materially from those expressed or implied by these forward-looking statements. The forward-looking statements herein are made only as of the date they were first issued, and unless otherwise required by applicable securities laws, Webster and Banco Santander disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

ADDITIONAL INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM F-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM F-4 WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT ON FORM F-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING WEBSTER, BANCO SANTANDER, THE TRANSACTION AND RELATED MATTERS.

Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Webster or Banco Santander through the website maintained by the SEC at https://www.sec.gov or by contacting the investor relations department of Webster and Banco Santander at:

Webster Financial Corporation	Banco Santander, S.A.
200 Elm Street	Ciudad Grupo Santander
Stamford, Connecticut 06902 Attention: Investor Relations eharmon@websterbank.com	28660 Boadilla del Monte Spain Attention: Investor Relations investor@gruposantander.com
(212) 309-7646	+34 912899239

PARTICIPANTS IN THE SOLICITATION

Webster, Banco Santander and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Webster in connection with the Transaction under the rules of the SEC. Information regarding the directors and executive officers of Webster and Banco Santander is set forth in (i) Webster’s definitive proxy statement for its 2025 Annual Meeting of Stockholders, including under the headings entitled “Director Nominees”, “Director Independence”, “Non-Employee Director Compensation and Stock Ownership Guidelines”, “Compensation and Human Resources Committee Interlocks and Insider Participation”, “Executive Compensation”, “2024 Pay Versus Performance” and “Security Ownership of Certain Beneficial Owners and Management”, which was filed with the SEC on April 11, 2025 and is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000801337/000080133725000015/wbs-20250411.htm, and (ii) Banco Santander’s Annual Report on Form 20-F for the year ending December 31, 2024, including under the headings entitled “Directors and Senior Management”, “Compensation”, “Share Ownership” and “Majority Shareholders and Related Party Transactions”, which was filed with the SEC on February 28, 2025 and is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000891478/000089147825000054/san-20241231.htm. To the extent holdings of each of Webster’s or Banco Santander’s securities by its directors or executive officers have changed since the amounts set forth in Webster’s definitive proxy statement for its 2025 Annual Meeting of Stockholders and in Banco Santander’s Annual Report on Form 20-F for the year ending December 31, 2024, such changes have been or will be reflected on Webster’s Statements of Change of Ownership on Form 4 filed with the SEC and on Banco Santander’s Annual Report on Form 20-F for the year ending December 31, 2025.

Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive joint proxy statement/prospectus of Webster and Banco Santander and other relevant materials to be filed with the SEC when they become available. You may obtain free copies of these documents through the website maintained by the SEC at https://www.sec.gov.